Exhibit 99.7

BUDGET 2024

Strategic plan

Government of Alberta
2024-27

Title: 2024-27 Government of Alberta Strategic Plan

ISBN 978-1-4601-5933-0

ISSN 2369-0127

Copyright © 2024

alberta.ca	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Contents

Message from the Premier	4
Vision Statement	5
Two Key Priorities	6
Boosting Alberta’s Advantage	7
Growing Alberta’s advantage	7
Connecting Albertans to jobs	8
Strengthening economic activity and attracting investment	9
Standing up for Alberta’s natural resources	10
Ensuring the health and integrity of Alberta’s environment and ecosystem	11
Building Alberta	13
Performance Indicators	14
Investing in Albertans	17
Ensuring an accessible, responsive and refocused health care system	17
Accelerating mental health and addiction support	18
Providing high quality education and opportunities for skill development	19
Strengthening safe and thriving communities	20
Supporting Albertans most in need	22
Forming lasting and meaningful partnerships with Indigenous communities	23
Building better communities	24
Performance Indicators	25

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	3

Message from the Premier

Alberta's story has always been one of growth and progress. We look and think ahead. The future is not something that comes to us; we move forward, we meet it and we build it.

The perpetual momentum Albertans have generated got us to where we are today – the economic engine of Canada, a hotspot for innovators and entrepreneurs, and a destination of choice for individuals, families and investors. Forward thinking and persistence will continue to lead our province to a place where we all thrive, one where good jobs remain plentiful and reliable services are kept affordable for Albertans and their families. We are creating a future where Alberta is acknowledged as a true economic partner and our contributions are recognized across the country.

Budget 2024 comes at a pivotal time for our province. The decisions we make now will have an impact on our future. Budget 2024 is our responsible plan to take action to meet today's challenges head on to build a better tomorrow.

The 2024-2027 Strategic Plan outlines the key priorities for our growing province. It is a road map focusing on quality health care and education, continued economic growth, and enhanced public safety. Our government remains committed to doing everything we can to make life better for Albertans today and the generations who follow.

First, we are building upon Alberta's advantages. Budget 2024 is centred on maintaining our stable economic foundation to foster growth in new and existing industries, while we balance paying down debt and saving to meet future challenges.

Saving to meet future challenges is crucial to the long-term financial stability of our province. This year, we will once more build our Heritage Savings Trust Fund, building off growth from last fiscal year. For decades, the Fund was not managed as it could have been – and should have been – but that does not mean we cannot place a stronger focus on it now. Former Premier Peter Lougheed had a vision that the Fund could eliminate our province's reliance on resource revenues. We can still achieve that vision, and we will, so our social programs and the services Albertans rely on are not in jeopardy today or tomorrow.

Second, we are continuing to invest in Alberta's greatest asset, our people. Albertans deserve to live, work, and play in strong, safe communities with unfettered access to world-class services. Budget 2024 will focus on preparing for and responding to potential drought, sustaining modern, accessible health care and public services for families, and continuing to have the country's most investment-friendly environment.

Throughout everything, we are putting Alberta and Albertans first. We will continue to stand firmly against unconstitutional federal overreach and defend the industries that support our economy and power the entire country. Work is already underway to reduce emissions, and, through our increasingly diversified economy, we will continue to be a leader in innovation and responsible resource management.

Albertans know that we don't put off until tomorrow what we can do today. We will always prioritize doing what is right for our families and for our province. This budget reflects our commitment to being responsible today, for the promise of a successful tomorrow as we continue to grow. Our future has already begun.

Best regards,
Danielle Smith

Vision Statement

Alberta is growing faster than any other province in Canada. Last year alone, tens of thousands of people from across the country and around the world chose to call Alberta home. Newcomers are benefitting from Alberta’s Advantage which includes lower taxes, abundant job opportunities, higher take-home earnings, a strong economy, breathtaking natural landscapes, and exceptional, high-quality lifestyles. Alberta is Calling, and we are drawing people here to grow businesses, build careers, and raise families.

We have a duty to make decisions that strike the right balance of spending, paying down debt, and saving for tomorrow. Alberta’s government remains committed to the fiscal framework introduced through Budget 2023 to guide how we spend and save taxpayer money. The framework calls for a balanced budget, limits increased spending, and requires us to use more than half of any available surplus to pay down debt, while putting the rest toward saving for the future and one-time initiatives that are important to Albertans.

To grow Alberta’s Advantage, we will be assessing the governance, structure, and investments of the Alberta Heritage Savings Trust Fund to maximize the earnings and size of the Heritage Fund for the benefit of future generations of Albertans. With these deliberate and meaningful actions, government is embarking on a plan that will return the Heritage Fund to its original vision of intergeneration equity, impact, and influence. We will see that future generations share in the wealth generated by our abundant natural resources long after they have been depleted or replaced by new energy sources.

Alberta’s government remains committed to advancing and defending Alberta’s economic interests by negotiating international agreements to improve market access for Alberta goods and services, promoting trade, and attracting international investment in the province. Government will continue to advocate for Alberta in the United States as well as with other priority regions, including the Indo-Pacific, Europe, Middle East, and Latin American regions. We are showcasing Alberta to the world, leading investment attraction, and developing new markets for Alberta entrepreneurs. We are cultivating export markets for Alberta’s agriculture, energy and minerals, and engaging with global partners to secure Alberta’s standing as a responsible, innovative, and reliable energy partner.

Albertans care deeply about responsible environmental stewardship and are proud of our environmental leadership. Alberta’s government is confident in our plan to deliver a reliable and affordable carbon-neutral power grid by 2050. Alberta owns our resources and has the exclusive jurisdiction to develop and manage them. We will not let the federal government impede our progress. The federal government’s environmental plan significantly undercuts global emissions-reduction efforts, disincentivizing capital investment by the oil and gas sector in emissions-reducing technologies and fuels. Alberta will continue implementing our own Emissions Reduction and Energy Development Plan to achieve a carbon-neutral economy by 2050 through a combination of emissions-reducing investments and practical emission offsets. Canada and the world need Alberta’s world-class natural energy resources to maintain energy security, reliability, and affordability, and we will deliver them.

As our population continues to grow, Alberta’s government is mindful that we need to prudently invest in the programs and services Albertans expect and deserve – particularly to support the health care system, education, and skills development of both children and adults. To that end, through Budget 2024 Alberta’s government is refocusing and optimizing Alberta’s health care system so that every Albertan has timely access to effective, safe, and responsive publicly funded health care. By investing in acute, primary and continuing care, as well as mental health and addiction, we are not only protecting public health but also empowering health care workers to deliver world class person-centred health care to all Albertans when and where they need it.

We are making strategic investments in Alberta’s Kindergarten to Grade 12 education system to improve student outcomes and supporting access to training and career development opportunities. Alberta’s government is also helping out-of-work Albertans re-enter the workforce and expanding the use of the apprenticeship learning model and partnership investments through the Alberta at Work initiative. More Albertans than ever are securing rewarding careers in the current labour market and are poised to participate in Alberta’s growing and thriving economy well into the future.

Our government is focused on ensuring Alberta remains Canada’s economic engine. A strong economy, access to world class services, and an environment for good paying jobs will continue to attract people to Alberta – the best place to live, work and raise a family.

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	5

Two Key Priorities

Priority One | Boosting Alberta's Advantage

Alberta continues to be the economic and job creation engine of Canada, as well as a world hub for technological innovation. As a lead contributor to the country's prosperity, government will continue to grow its economy in new and existing industries, creating more jobs, and keeping more money in Albertans' pockets. Government will continue to build on its solid foundation of stability, informed decision-making, and good government to improve the lives of Albertans, growing Alberta's advantage to new heights.

Priority Two | Investing in Albertans

To ensure Albertans receive value for each tax dollar spent, the Government of Alberta is modernizing and undertaking transformational changes necessary to ensure effective and accessible service delivery. Albertans have a right to live, work, and play in safe communities with access to world class services when and where they need them. To that end, government continues to take a fiscally responsible approach to ensure that sustainable, high-quality public services are provided to those who need them, when and where they need them.

Priority One

Boosting Alberta’s Advantage

Growing Alberta’s advantage

Alberta is the economic engine of Canada, with a young, skilled, and vibrant workforce. Our diversifying economy is built on strong, business-friendly policies that continue to attract job creating investment. Alberta leads the country in job creation in high-earning positions across different economic sectors. Government is making life more affordable and creating new opportunities. Albertans pay less in overall taxes with no PST and no payroll tax, as well as a low provincial income tax indexed for inflation. In fact, about 40 per cent of Alberta tax filers pay no income tax at all. We are dedicated to:

•	Maintaining Alberta’s tax advantage compared to other provinces, for both individuals and businesses. Albertans and Alberta businesses continue to pay the lowest overall taxes when compared to other provinces. For 2023-24, Alberta’s tax advantage is $19.7 billion.

•	Maintaining a responsible approach to fiscal management by continuing to balance the budget and find efficiencies in public sector spending. This allows the Province to focus its spending on the programs and services that benefit all Albertans – like health care, education, and economic growth efforts. Government will also continue dedicating at least 50 per cent of surplus cash to debt reduction and the remainder to the Alberta Fund. Alberta Fund money can be allocated to additional debt repayment, the Alberta Heritage Savings Trust Fund, or one-time initiatives that do not lead to permanent increases in government spending.
•	Addressing Alberta’s labour shortages through initiatives such as the Alberta is Calling Attraction Bonus. The attraction bonus will provide a one-time payment for eligible workers to relocate to Alberta to work in the skilled trades and promote Alberta as a destination of choice for skilled talent from both domestic and international markets.

•	Reducing Red Tape by implementing regulatory approaches and program delivery that reduce administrative burden and focus on outcomes. In doing so, government is getting out of the way of job creators to allow them to continue to grow their businesses, while improving government service delivery. A modernized regulatory environment reduces costs for Albertans and makes Alberta the best place to live, invest, and do business. Since 2019, government has eliminated duplication, improved efficiencies, and delivered services to Albertans more effectively, saving Albertans, businesses and government more than $2.75 billion.

•	Supporting Alberta seniors by implementing a seniors’ discount of 25 per cent to personal registry services and drivers’ medical exams.

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Priority One | Boosting Alberta’s Advantage

Connecting Albertans to jobs

Government is addressing current and longer-term labour market challenges by supporting Alberta’s workforce through responsive training and employment programming, attracting talent, and creating a labour force to meet the demands of Alberta’s growing economy. This includes:

•	Increasing access to safe, affordable, high-quality child care. In 2024-25 the government is supporting the creation of more than 15,300 licensed child care spaces through a mix of private (for-profit) and not-for-profit providers in areas where they are most needed. Alberta’s government is also meeting the growing demand for skilled early childhood educators through certification and professional development, promoting early learning and child care as viable career choices.

•	Advancing skilled trades and professions as a valuable career pathway by creating a modern, flexible, and efficient certification and apprenticeship system. Guided by the Alberta 2030: Building Skills for Jobs strategy, government is supporting Alberta’s future skill development needs, apprenticeship education pathways, and on-the-job education requirements. Additional initiatives under the strategy will transform the adult learning system, providing high-quality education, skills, and training needed for Alberta’s future, and will drive innovation to make Alberta competitive in the global economy.
•	Growing and diversifying Alberta’s aerospace, aviation and logistics sectors. Government continues to support students to reach their goals by providing funding to Mount Royal University and other post-secondary institutions to expand aviation-related programs to meet labour market demands for pilots, as well as expanding bursary and student loan programs for aviation occupations, including pilots and aviation maintenance. The Aviation Skills Grant creates more opportunities for Albertans to access training and strengthens the industry’s workforce. These investments are a continuation of the MOU signed with WestJet Airlines in 2022 that recognizes the aviation industry’s contribution to Alberta’s economy.

•	Investing in Alberta at Work, as well as skills training programs, to address current and longer-term labour market challenges. These initiatives will provide Albertans with access to training and career development opportunities, help out-of-work Albertans re-enter the workforce, expand the use of the apprenticeship learning model, and increase enrolment in targeted programs that support high-demand sectors. Government continues to deliver responsive training and employment programs to help Albertans participate in our increasingly diverse economic growth and increase awareness of the benefits of living, working, and investing in Alberta.

8	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Priority One | Boosting Alberta’s Advantage

Strengthening economic activity and attracting investment

Government will enhance Alberta’s attractive economic investment climate. Building on Alberta’s strong foundations, including low taxes, a skilled and educated workforce, and an efficient regulatory environment, the government will support established and emerging sectors, create job opportunities, and maintain Alberta’s affordability advantage. We commit to:

•	Allocating over $22 million to the Alberta Technology and Innovation Strategy to position Alberta as an internationally recognized technology and innovation hub that develops and attracts people, business, and investment with key initiatives such as innovation-related programming and support for emerging technologies. These technologies include artificial intelligence, quantum science, and the development of an intellectual property commercialization framework that will accelerate commercialization of research developed in Alberta.

•	Making Alberta one of the top 10 petrochemical producers in the world through private sector investment. Dow is investing nearly $9 billion in Alberta through the Path2Zero project, which will supply certified low- to zero-carbon emissions polyethylene and ethylene derivatives to customers around the globe. This is one of the largest private sector investments in the province’s history and will create 6,000 jobs during peak construction and about 400 to 500 full-time jobs when fully operational.

•	Connecting Alberta inventors, innovators, and entrepreneurs with venture capital investments through the Alberta Enterprise Corporation, thereby diversifying and developing an innovation-based economy in Alberta. Alberta Enterprise Corporation plays a vital role in accelerating growth in the technology sector by ensuring venture capital is supporting the development of early-stage technology companies in Alberta. These companies create jobs, add to the province’s economic diversity, and help maintain Alberta’s position as the economic engine of Canada.
•	Growing Alberta’s film and television industry and securing Alberta’s position as a filmmaking production hub through targeted incentives, including the Alberta Made Production Grant, which covers 25 per cent of eligible Alberta production costs to a maximum of $125,000, and the Training and Mentorship Incentive which provides an additional top-up of up to $35,000 for training and mentorship, as well as the Film and Television Tax Credit. For every dollar of government support towards a production, the industry generates four dollars of investment back into the province.

•	Enhancing Alberta’s trade and expanding exports through the Alberta Export Expansion Program (AEEP), by delivering funding to help export-ready companies and non-profit organizations enhance access to international markets and attract global buyers. In 2023-24, approximately 200 Alberta businesses, municipalities, Indigenous communities, and industry associations were supported through AEEP to access international markets and attract global buyers.

•	Leveraging the Financial Services and Financial Technology Concierge as well as the Regulatory Sandbox to support financial innovation and attract new investment in the financial services and financial technology (fintech) sectors. Alberta is the first province in Canada to establish a regulatory sandbox for the financial services and fintech sectors, giving them new ways to build their business and create jobs. Alberta is also a growing destination for financial services and fintech companies, with the concierge and regulatory sandbox playing key roles in driving this growth.

•	Attracting job-creating entrepreneurs through the Alberta Advantage Immigration Program (AAIP) by maximizing the nomination allocation set by the federal government to attract international talent; and streamlining and speeding up the auto-credentialing process for workers from provinces and countries with similar standards. By removing barriers to out of-province credentials recognition and attracting international talent, government is ensuring Alberta employers have access to the skilled workforce needed to diversify the economy.

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Priority One | Boosting Alberta’s Advantage

Standing up for Alberta’s natural resources

Alberta’s government will defend the Province’s track record as a responsible steward and advance Alberta’s natural resource development by engaging with global partners and accessing new markets. Government will attract investment in Alberta’s energy and minerals sectors through innovative infrastructure development, access to new markets, and maintain an efficient regulatory environment. We will accomplish this by:

•	Advocating locally, nationally, and internationally for expanded pipeline capacity and access to new markets for Alberta’s energy resources, and existing and emerging low carbon products, including new and under-construction export pipelines, clean energy infrastructure, and new liquefied natural gas infrastructure to access new markets, enhance energy security, and grow and diversify low carbon value-add industries.

•	Attracting new investments through the Natural Gas Vision and Strategy and the Hydrogen Roadmap, including enabling opportunities in liquefied natural gas, growing investments in petrochemical manufacturing, exploring opportunities for the development of hydrogen, and development of the plastics circular economy. This strategy positions Alberta to become a global supplier of clean, responsibly-sourced natural gas and related products, including hydrogen, petrochemicals, and recycled plastics.

•	Implementing the Alberta Carbon Capture Incentive Program (ACCIP) to help support and accelerate the development of carbon capture, utilization, and storage by providing incentives for facilities to incorporate emissions reductions into their operations and support industry in creating lower carbon products that will be more competitive in the global market.
•	Assessing the energy and mineral regulatory framework to create, implement, and modernize regulations to support a competitive regulatory environment that encourages the development of liquefied natural gas, petrochemicals, hydrogen, helium, geothermal, small modular reactors, and minerals.

•	Working with First Nations, Metis Settlements, other Métis communities, and Indigenous organizations to facilitate Indigenous participation in the province’s resource development sector and on resource development and low carbon projects.

•	Engaging with the United States and other global partners to promote Alberta’s longstanding commitment to responsible and innovative energy and mineral resource development, and communicating Alberta’s role as an integral, reliable partner in supporting North American and global energy security to investors.

•	Supporting Alberta’s agriculture producers and value-added processors, addressing barriers to trade by cultivating export markets, and offering tailored investor services that generate economic growth along the entire value-creation chain. Value-added processors are supported by government through the Agri-Processing Investment Tax Credit, access to unique incubation facilities, assistance with product development, and help preparing to sell their products internationally.

10	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Priority One | Boosting Alberta’s Advantage

Ensuring the health and integrity of Alberta’s environment and ecosystem

Alberta’s government will implement effective regulation, environmental frameworks, land use plans, and complementary strategies to secure a sustainable future for Albertans. Alberta is committed to continuing to work with Indigenous communities on environmental issues to develop and maintain long-term, trust-based relationships and recognizing the unique perspective and priorities of the First Nation, Métis and Inuit peoples as partners in climate action. We will be:

•	Reviewing Alberta’s water management strategy to increase the availability of water and water licences to Alberta municipalities, businesses, and agricultural producers while maintaining the highest standards of water conservation and treatment. The review will ensure the water management system in Alberta allocates and supplies water to maximize the value of this resource to Albertans, while managing the impacts of human activities on aquatic ecosystems.

•	Allocating over $258 million through to 2027-28 to expand irrigation capacity and address modernization priorities and water supply needs across the province. Investments in irrigation minimize the effects of adverse weather conditions, improve water utilization, and support producers to enhance productivity and improve yields.

•	Strengthening environmental resource stewardship and conservation by working collaboratively with municipalities, non-profit organizations, industry, and Indigenous communities to ensure water management maximizes water availability while maintaining the highest standards of water conservation and treatment, and to mitigate adverse effects of flood and drought.
•	Allocating more than $150 million to support wildfire innovation and mitigation; promote the health and resilience of Alberta’s forest resources through collaborative partnerships and effective wildfire management including the exploration and adoption of innovative technologies; and enhancing wildfire response capacity, through the development and implementation of science informed policy and decision support tools to ensure safe and resilient communities and healthy, productive forest ecosystems.

•	Establishing new, and modernizing existing, regulatory frameworks for resources and technologies, including mineral resources and small modular reactors, creating opportunities for new investment with regulatory certainty and responsible resource development by advancing oil and gas site rehabilitation throughout Alberta.

•	Maintaining and strengthening environmental resource stewardship and conservation through proactive engagement and partnerships with municipalities, nonprofit organizations, and Indigenous communities. The province is reaffirming its commitment to the wise management of air quality, and to achieving its commitment to safe, secure drinking water supply; healthy aquatic ecosystems; and reliable, quality water supplies for a sustainable economy.

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	11

Priority One | Boosting Alberta’s Advantage

•	Maintaining and strengthening a balanced, responsible approach to managing the impacts of resource development activities in the province and continuing to implement the Liability Management Framework to address the inventory of inactive and orphaned wells across the province, ensuring more timely restoration of land to its original state, and protecting future generations from experiencing a backlog of sites needing cleanup. Setting clear expectations throughout the life cycle of oil and gas projects provides certainty to industry and landowners, who now have a defined opportunity to ensure the timely cleanup of sites on their property. The province is also launching two new pilots - the Well Site Reduction Pilot and the Reclaiming Peatland Pilot - aimed at helping improve the current reclamation certificate process while maintaining the highest environmental standards. The pilots are the first step in improving the current reclamation certificate issuance process for well sites and associated facilities.

•	Taking meaningful action toward a lower carbon future with the Alberta Emissions Reductions and Energy Development Plan. This plan sets out to reduce greenhouse gas emissions, while maintaining energy security, reliability, and affordability. By working collaboratively with industrial emitters and investing in innovation and the practical application of clean technology, the Technology, Innovation and Emissions Reduction (TIER) regulatory system remains the longest standing industrial carbon pricing system in North America. This will help Alberta achieve its climate goals, strengthen the economy, and drive innovation in the province.
•	In collaboration with Indigenous communities and other partners, deliver robust evidence based environmental condition monitoring, evaluation, and reporting to support environment and resource stewardship.

•	Securing Alberta’s position as a leader in regulatory assurance through the Regulatory Transformation Project (RTP). Alberta is supporting community and economic development while maintaining high-quality environmental health in Alberta through legislation, policies and plans. Once fully implemented, the RTP will provide impartial, transparent, and agile outcomes-based approaches to decisions.

•	Applying an integrated land use planning approach on Crown lands that reflects diverse values and perspectives to manage the cumulative effects of natural resource development. Industry, key stakeholders, and Indigenous communities are engaged in the development and implementation of land use plans that support achievement of desired social, economic, and environmental goals.

12	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Priority One | Boosting Alberta’s Advantage

Building Alberta

To better serve Albertans and support Alberta’s economy, the government is committed to building a strong and vibrant province through key infrastructure developments that support communities, attract investment, and create jobs. This includes:

•	Investing $3.7 billion in Capital Maintenance and Renewal projects over three years, including vital repairs to government-owned facilities and infrastructure like roads, health facilities, schools, courthouses, housing, post-secondary institutions, and cultural facilities throughout Alberta. This is an increase of $173 million to Budget 2023’s three-year Capital Plan. These projects are often delivered by small and medium-sized contractors, and support local economies and small business owners.

•	Providing $724 million in capital grants through the Local Government Fiscal Framework (LGFF) to support predictable, sustainable investment in community infrastructure. The LGFF is a legislated program in which funding in future years is indexed to changes in provincial revenue. Recognizing the essential role communities and local infrastructure play in supporting businesses and creating jobs, the program positions municipalities as full partners in Alberta’s economic fortunes. The LGFF replaces the Municipal Sustainability Initiative which, since 2007, has invested $9 billion for roads and bridges, $4.7 billion for public transit infrastructure, $3.3 billion for parks, recreation and sports facilities as well as $2.8 billion for water, wastewater and storm water infrastructure.

•	Investing $330 million over five years to support the development of road and transportation infrastructure, ancillary amenities, a community rink, and public use elements of the Calgary Rivers District and Event Centre. Once complete, the Rivers District is expected to create 1,500 permanent jobs and welcome an estimated 8,000 new residents, and three million annual visitors to the Culture and Entertainment District.
•	Investing in priority infrastructure projects to promote economic growth, create jobs, clear transportation bottlenecks, and reduce congestion in key trade and industrial corridors. In 2024-25, Alberta’s government is also investing $2.6 billion in roads, bridges, water supply and treatment facilities, and wastewater treatment facilities to support rural and small urban municipal infrastructure. Government is also providing $20 million in 2024-25 through the Local Growth and Sustainability Grant, which will support municipalities as they address growth pressures and continue to grow their local economies, address critical health and safety risks, and enhance community resilience and core infrastructure.

•	Developing the existing network of public use community airports by investing over $43 million in the Strategic Transportation Infrastructure Program in 2024-25, which includes the Community Airport Program (CAP) as one of its four funding streams. Through this investment, government is enabling municipalities to undertake rehabilitation and improvement of community owned public-use airports.

•	Providing over $6 million in grants to assist gas and electricity distributors providing utility services to rural Albertans, and continuing the Rural Electric Program through to 2026 to help reduce the cost of installing farm electric services (i.e., poles, wires, transformers). Investments support thriving rural communities, and access to an efficient and modern utility distribution system that is safe, reliable, resilient, and environmentally responsible.

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Performance indicators

EMPLOYMENT

Private sector employment
Last Actual: Employment in the private sector grew 4.6 per cent in 2023. The number of jobs in the private sector is an indicator of the extent to which economic conditions are affecting activity in the private sector and, therefore, employment in that sector.

Long-term unemployment rate
Last Actual: For 2023, the share of unemployed Albertans who were long-term unemployed was 16 per cent. Long-term unemployment is defined as being out of work and looking for a job for 27 weeks or more and is an indication of the overall health of the labour force, the ability for people to find work, and the extent to which government programs and economic conditions are impacting long-term unemployment.

Wages and salaries growth
Last Actual: On a year-to-date basis until September, wages and salaries were up 7.7 per cent in 2023 compared to 2022. Wages and salaries are an indicator of labour income, and reflect changes in employment, labour force participation, hours worked, and wage growth.

Apprenticeship graduates employment rate
Last Actual: In 2022, 92 per cent of Alberta's apprenticeship graduates in the labour force reported that they were employed between five and 18 months after graduation. Alberta's apprenticeship education combines on-the-job learning through mentorship and formal classroom instruction that is usually provided at a post-secondary institution. Tracking employment rates of recent apprenticeship graduates provides insights into whether Alberta's apprenticeship education is supporting graduates to achieve labour market outcomes.

Enrolment in facility-based child care programs, family day homes, innovative and group family child care
Last Actuals: the approximate number of available child care spaces for 2022-23 was 147,000 spaces, in addition to 15,800 preschool spaces. Approximately, 74,100 children were receiving a subsidy. This indicator includes daycare, family day home, out of school care, preschool, innovative and group family child care programs. Increased access to child care supports parents' ability to pursue education or training, and take part in the workforce.

Performance indicators

INVESTMENT AND BUSINESS ACTIVITY

Alberta Activity Index
Last Actual: The Alberta Activity Index was up 2.0 per cent year-over-year between November 2022 and November 2023. The Alberta Activity Index tracks nine indicators of overall economic activity in the province, including employment, housing starts, truck sales and activity in the energy sector.

Non-residential capital investment in Alberta
Last Actual: $59.3 billion in 2023, up 0.7 per cent from 2022. Non-residential investment is an indicator of the overall productive capacity of the economy and a key driver of economic activity in the province.

Value of Alberta's exported products
Last Actual: $175.1 billion in 2023, down 15 per cent from 2022. The total value of Alberta exports of domestic goods to international markets is a key indicator of trade and export growth. Increased exports are a signifier of economic growth and prosperity in Alberta.

Upstream oil and gas investment
Last Estimate: $26.0 billion in 2023, up 9.7 per cent from 2022. Fixed Non-residential capital investment in Alberta's oil and gas extraction sector is an indicator of the health and future growth of the oil and gas sector in Alberta.

Performance indicators

GOVERNMENT SPENDING

Net Debt to GDP in Alberta and comparator provinces
Last Actual: In 2022-23, Alberta's net debt-to-GDP ratio was 9.9 per cent compared to 38.3 per cent for Quebec, 38.2 per cent for Ontario, 15.4 per cent for British Columbia, and 45.6 per cent for the federal government. Alberta's net debt-to-GDP ratio remains the lowest in Canada and government paid down $13.4 billion of maturing debt in 2022-23.

This indicator is the proportion of a province's net debt to its gross domestic product and is a proxy for the fiscal health and sustainability of a province's finances. The federal net debt is based on a similar methodology to the comparator provinces, including Alberta, and is different from the "federal debt" measure that the federal government reports in budgets and public accounts. Federal debt reported in federal budgets equals total liabilities less financial assets (net debt) less non-financial assets.

Per capita expenditure in Alberta and comparator provinces
Last Actual: In 2022-23, Alberta's per capita program expenditure was $13,561 compared to the average of $14,193 of comparator provinces (Quebec, Ontario and British Columbia). This is an indicator of the comparative levels of public expenditure compared to the most directly comparable provinces with respect to features such as population size and density as well as geography.

Priority Two

Investing in Albertans

Ensuring an accessible, responsive, and refocused health care system

Alberta’s government will continue to implement key initiatives to refocus and optimize Alberta’s health care system so that every Albertan has timely access to an effective, safe, and responsive publicly funded health care system where and when they need it. We will do this by:

•	Refocusing the health care system to improve access and patient outcomes for Albertans, and make health care better for all Alberta frontline health care workers. This refocusing will create a unified health system with provincial sector-based health authorities that centre around four dedicated organizations: primary care, acute care, continuing care, and mental health and addiction. Alberta Health Services will continue to deliver acute care services, and an Integration Council will ensure the system is in alignment to better deliver health outcomes.

•	Improving access for underserved populations including First Nations, Métis, and Inuit peoples to quality and culturally appropriate health services that support improved health outcomes by promoting and exploring novel, innovative, and creative strategies.

•	Improving access to family doctors and health professionals. Government is working with the Alberta Medical Association to recommend new payment models for family physicians, finding ways to reduce their administrative workload, and allocating $57 million over three years to help doctors and nurse practitioners working in primary care manage costs of increased patient caseload. An additional $200 million over two years will improve access to family physicians and help ensure primary health care is available for every Albertan when and where they need it. Government is also emphasizing alternative models of care such as access to team-based care and integration between primary health care and community care.

•	Improving Emergency Medical Services (EMS) system response times, reducing emergency department and surgical wait times, and resolving laboratory and diagnostic services delays to ensure patients are receiving the appropriate level of care as well as empowering frontline workers to better deliver health care services.
•	Strengthening and modernizing continuing care, primary health care, and digital health systems to increase choice, equitable and timely access, improving the quality of care for Albertans.

•	Addressing health care staffing challenges by investing $164 million in 2024-25 towards initiatives to train, recruit, and retain more health care professionals for Alberta. This work is supported by Alberta’s Health Workforce Strategy and the Rural Health Professions Action Plan, addressing specific challenges in remote and rural communities, as well as creating additional seats for physician education at Alberta’s medical schools.

•	Addressing the province’s critical nursing shortage by making it easier for credentialed nurses from outside of Alberta/Canada to bring their skills to Alberta patients. Government is attracting internationally educated nurses by streamlining immigration processes for health care professionals and by addressing barriers they face when coming to Canada, including navigating regulatory requirements, assessment, and licensing processes, and having access to bridging education and clinical placements if needed.

•	Increasing access to maternal care by investing over $10 million over the next three years to develop and implement Alberta’s Midwifery Strategy, reducing pressure on hospitals and improving access to maternity care in rural and remote areas.

•	Investing $4.5 billion over three years in capital funding to maintain or expand health care facilities across the province. This includes funding for the redevelopment and expansion of the Red Deer Regional Hospital, which will increase critical services and add capacity to one of the largest hospitals in central Alberta.

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	17

Priority Two | Investing in Albertans

Accelerating mental health and addiction support

Alberta’s government is supporting Albertans at risk of or experiencing addiction and mental health challenges in their pursuit of recovery. This recovery-oriented system of care provides access to a full continuum of personalized, community-based services and supports, from prevention and early intervention to treatment and recovery, and includes:

•	Establishing a new centre of recovery excellence to guide mental health and addiction service delivery in Alberta. The new centre will apply an evidence-based approach to help government improve public policy in alignment with the Alberta Recovery Model and support better outcomes for those experiencing addiction and mental health issues.

•	Working with municipalities and community-based organizations to improve access to recovery-oriented systems of care. This approach is based on a comprehensive continuum of person-centred care including prevention, intervention, treatment, and recovery supports giving hope to Albertans experiencing or at risk of mental health and addiction challenges.

•	Implementing therapeutic living units and supports in correctional facilities in alignment with, and commitment to, a recovery-oriented system of care. The therapeutic living units offer structured, long-term and evidence-based interventions for those in custody, in order to address their substance use and break the cycle of recidivism.

•	Collaborating with government partners, First Nations, and Métis communities to expand treatment options available to Albertans experiencing addiction and improve their overall wellbeing. In 2024-25, more than $167 million is allocated to build and operate recovery communities throughout Alberta, including in Indigenous communities, to provide long term residential addiction treatment.
•	Expanding efforts to ensure culturally appropriate addiction and mental health community supports are in place for First Nations, Métis and Inuit peoples in Alberta. In 2024-25, approximately $7 million is allocated to strengthen community-based mental health and addiction programs and services for Indigenous people in Alberta.

•	Enhancing treatment referral pathways in the criminal justice system and ensuring police services can access tools that support Albertans’ wellness and recovery while keeping communities safe. In 2024-25, over $23 million is allocated to provide tools to help police services throughout Alberta respond safely and effectively to mental health and addictions emergencies.

•	Expanding access to mental health supports for children and youth in schools, including establishing mental health classroom teams in partnership with CASA Mental Health, giving children and youth the opportunity to seek out mental health supports sooner. In 2024-25, $36 million is allocated to build and $11 million is allocated to operationalize youth mental wellness centres (CASA Houses) throughout Alberta to provide live-in and day programs for youth facing severe mental health challenges.

•	Removing barriers and improving access to mental health supports by investing in Counselling Alberta to provide same day, no wait list, and affordable counselling sessions for all Albertans. Individuals who receive early intervention for mental health and addiction concerns tend to have better treatment outcomes.

18	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Priority Two | Investing in Albertans

Providing high quality education and opportunities for skill development

Alberta’s government is working with parents, teachers, school leaders, and trustees to make Alberta’s schools the best places for our children to learn and develop. Government will build post-secondary education as the foundation of a strong Alberta economy and a vibrant province. A top priority for government is to provide supports that ensure Albertans have the knowledge, skills, and competencies needed for family-supporting jobs, contributing to economic growth and diversification. Therefore, we are:

•	Allocating $2 billion over three years towards maintaining and enhancing existing school infrastructure and building new schools, to address the needs of Alberta’s growing communities.

•	Supporting students with complex learning needs through specialized learning supports, and improved access to educational assistants and qualified professionals.

•	Supporting relationship-building between Indigenous communities and schools, including providing guidance to First Nations education authorities, and using tools such as framework agreements to boost education outcomes for Indigenous students.
•	Enhancing career education programming and increasing collegiate school opportunities to ensure a variety of career pathways for students to enter post-secondary education or the workforce. Government is building a skilled, educated and engaged workforce for the future to prepare students for well-paying jobs following the successful completion of their programs, and address current and longer-term skilled labour market challenges.

•	Allocating $182 million in student aid through scholarships, grants, and awards, and over $1.2 billion through student loans to help Albertans benefit from adult learning opportunities and meet the skills needed by the labour market.

•	Investing $2 million in 2024-25 and $4 million each year in 2025-26 and 2026-27 to add additional mental health professional spaces in Alberta’s post-secondary institutions.

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	19

Priority Two | Investing in Albertans

Strengthening safe and thriving communities

Alberta’s government is taking action to address crime and social disorder to ensure that all Albertans feel safe and secure in their communities. Albertans also deserve an accessible and sustainable justice system that protects them and supports safer communities. Government will protect Albertans through focused work to reduce and prevent crime, support victims of crime, and make the justice system fairer, faster, and more effective. Government will work to address racism, including the systemic barriers facing racially marginalized and Indigenous peoples and communities, to help ensure all Albertans can reach their full social and economic potential. We will be:

•	Implementing a modern ankle bracelet electronic monitoring program to enhance the supervision of individuals and violent offenders requiring more intensive monitoring, keeping Alberta’s communities safe.

•	Continuing to roll-out the pre-charge assessment system where charges are reviewed by a Crown prosecutor before being laid by police. This system will reduce the number of cases entering the court system that do not meet the threshold for prosecution, and will create capacity within Alberta’s three independent courts by ensuring valuable court time is only scheduled for matters where there is a reasonable prospect of conviction.

•	Implementing strategies to make the justice system more responsive to the needs of Albertans, including the use of restorative justice practices, Mental Health Courts, and Drug Treatment Courts. These alternatives to the traditional court system offer offenders a chance to avoid incarceration while still being held accountable for their actions and can include the completion of treatment programming. These strategies recognize complex social, economic, cultural, and health factors and seek to prevent re-offending in more comprehensive ways.
•	Assisting families in resolving their family legal matters more quickly and efficiently, and lessening the time spent in court by expanding the Family Justice Strategy. The strategy will focus on improving services and supports such as pre-court assessment, mediation, and parenting intervention programs that help parents achieve better outcomes for their children as their families restructure.

•	Implementing the Safe Streets Action Plan to address safety concerns in Alberta’s major urban centres. In 2024-25, government will continue to support Edmonton and Calgary in assisting policing partners with street-level law enforcement in high crime areas, such as downtown cores and public transit, to address urban crime rates in the province.

•	Continuing to address serious and organized crime by implementing risk reduction strategies, such as increased border support to keep guns and controlled drugs out of Alberta. This includes focused work to address rural crime, hate-motivated crime, firearms violence, drug and human trafficking, and proceeds of crime. Government is creating Sheriffs Interdiction Teams to disrupt criminals’ ability to bring illegal firearms and narcotics into Alberta’s communities and additional Alberta Law Enforcement Response Team Gang Suppression Units. In 2024-25, government is investing in community-based grants to continue to address crime prevention and community safety and reduce hate crime issues.

20	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Priority Two | Investing in Albertans

•	Continuing to deliver on the 2022 commitment of nearly $23 million over four years to implement recommendations of the Human Trafficking Task Force to better protect and assist vulnerable Albertans and combat trafficking in persons. An investment of $4 million over two years will establish an Alberta Office to Combat Trafficking in Persons and resources continue to be provided to the Alberta Law Enforcement Response Teams to support victims and survivors through the investigation process of alleged human trafficking and sexual exploitation cases. In 2024-25, a new Combating Trafficking in Persons Grant Program will be established to support community organizations and Indigenous-led initiatives and work to develop a Centre of Excellence for research and data collection will commence.

•	Continuing to strengthen Albertans’ interactions with the public safety system through community channels, including the Public Security Indigenous Advisory Committee and Hate Crimes Community Liaisons to ensure government programs reflect the needs of Alberta’s diverse communities. This includes the work of the Provincial Hate Crimes Coordination Unit that continues to coordinate inter-jurisdictional information sharing and intelligence about occurrences, trends and risk factors related to hate motivated crimes, incidents, and radicalization towards violence throughout Alberta.
•	Modernizing the victim service delivery model to ensure services are consistent and accessible across the province, providing victims of crime with appropriate supports when and how they need them.

•	Protecting the interests of law-abiding firearms owners and continuing to advocate for responsible federal firearms legislation to deter criminals, respect property rights, and make sure Albertans continue to live in safe and secure communities. In 2024-25, government is investing over $6 million to support the mandate of the Alberta Chief Firearms Office, which includes advocating for federal legislation that supports law-abiding firearm owners.

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	21

Priority Two | Investing in Albertans

Supporting Albertans most in need

Government will have supports in place for our most vulnerable citizens and those who require other targeted protections and supports. Alberta is providing targeted affordability supports for vulnerable Albertans and increased funding for specialized agencies that address domestic violence and human trafficking, as well as supporting low-income seniors, and Albertans with disabilities. To this end, we are:

•	Developing a strategy to reduce electricity bill costs for Albertans by reviewing transmission and distribution policies.

•	Continuing to implement Stronger Foundations: Alberta’s 10-year Year Strategy to Improve and Expand Affordable Housing, providing safe, stable, affordable housing for an additional 25,000 households by 2032-33. This includes expanding partnerships with other levels of government, non-profits, and private housing partners through a new Affordable Housing Partnership Program. Government has already improved and expanded rent assistance and is working to increase mixed-use or mixed-income housing models, which will enable longer-term sustainability through the Affordable Housing Partnership Program. Government is also working to develop and implement an affordable and attainable housing strategy for low- and middle-income renters and buyers to ensure Alberta’s housing is accessible and affordable. Safe, stable and adequate housing will support Albertans to participate in their communities, improve individual health and well-being outcomes, and support a healthy labour market.

•	Modernizing and digitizing financial support systems to simplify and enhance service delivery for low-income Albertans and persons with disabilities to further support their participation in community life, while maintaining program integrity, and ensuring long-term sustainability.

•	Providing resources to municipalities and Metis Settlements across Alberta through the Family and Community Support Services program to promote and enhance the well-being of Albertans, families and communities based on local design and delivery of preventative social services.
•	Maintaining financial stability for more than 178,000 low-income seniors through the provision of over $523 million in grants and low-interest home equity loans to meet basic needs, afford essential health and personal supports, and over $6 million through community grants to prevent elder abuse and support seniors to age safely in their homes.

•	Ensuring adequate supports and safety for Alberta’s seniors. Government is working with senior lodge providers to grow the provision of senior lodges.

•	Developing a 10-year strategic plan to end gender-based violence and support survivors. This strategic plan will complement work already underway through the Premier’s Council on Missing and Murdered Indigenous Women and Girls, and the Human Trafficking Action Plan.

•	Improving supports for the successful transition of youth from government care into adulthood focusing on mentoring, educational attainment, employment readiness, and connection to support services.

•	Expanding the Rural Sexual Assault Support project by training more rural Alberta health care providers to perform sexual assault evidence kit exams. This will ensure that more sexual assault survivors can receive this essential health care service in their respective communities across Alberta. Collecting physical evidence within 72 hours of an assault empowers sexual assault survivors, increases the likelihood of obtaining forensic evidence, and supports more convictions in sexual assault prosecutions.

22	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Priority Two | Investing in Albertans

Forming lasting and meaningful partnerships with Indigenous communities

Alberta’s government will continue to partner with Indigenous peoples in Alberta in pursuit of reconciliation, inclusion, opportunity, and community well-being, including increasing safety for all Indigenous people. Government will support opportunities for Indigenous entrepreneurship, community supports, training, and employment, as well as supporting Indigenous leaders to develop the social and economic programs their communities need. Additionally, Alberta will continue working in partnership with Métis communities throughout Alberta to advance their long-term sustainability. We will be:

•	Supporting Indigenous communities through the Alberta Indigenous Opportunities Corporation (AIOC), which provides access to capital for Alberta-based Indigenous groups to enable participation in commercially viable major natural resource, broadband, agriculture, transportation, and related infrastructure projects that play an integral role in Alberta’s economic growth.

•	Allocating over $9 million in 2024-25 as part of the First Nations Development Fund (FNDF) to help fulfil First Nations’ economic, social, and community priorities. The FNDF is supported by a percentage of revenues from government-owned slot machines operating in First Nations casinos in Alberta.

•	Offering direct investment, through the Aboriginal Business Investment Fund, to help support eligible Indigenous community-owned economic and business development projects that improve social and economic outcomes for Indigenous peoples and their communities by creating jobs and boosting regional economies.

•	Providing training opportunities for Indigenous peoples in Alberta through the Employment Partnerships Program (EPP). The EPP helps build collaborative partnerships between Indigenous communities and the private sector to expand the availability, accessibility and quality of Indigenous employment opportunities while providing participants with skills training to support their employment goals.
•	Working with the federal government and First Nations, Métis and Inuit communities to improve access to key services such as education and healthcare for Indigenous peoples, no matter where they reside in the province.

•	Implementing the Alberta Missing and Murdered Indigenous Women and Girls (MMIWG) Roadmap to address and prevent violence and increase the safety and economic security of Indigenous women, girls and two spirit plus people and increase their safety and economic security.

•	Working with Indigenous communities to establish repatriation policies and to identify items suitable for repatriation, and supporting these communities to exercise more autonomy over the care of their sacred artifacts.

Budget 2024 | 2024-27 Government of Alberta Strategic Plan	23

Priority Two | Investing in Albertans

Building better communities

Alberta’s government will invest in community social services culture, multiculturalism, recreation, and the arts to improve Alberta communities, make them more welcoming and enhance the quality of life for Albertans. We will be:

•	Supporting newcomers with access to language, settlement and labour market integration supports and services. Through these supports and services, government is helping Alberta’s newest residents make valuable contributions to communities across the province and utilize their skills to support a diversified economy.

•	Establishing a new Community Recreation Centre Infrastructure Program and supporting the development of small to mid-sized sport and recreation facilities for growing communities throughout the province. These projects support vibrant communities across the province and will create more opportunities for Albertans to engage with their communities closer to home.

•	Allocating more than $30 million through 2027-28, to the Alberta Foundation for the Arts as the primary arts resource and grant funding body dedicated to supporting the development of the arts and artists across the province.

•	Investing $50 million to support public-use facilities in Alberta’s communities through the Community Facility Enhancement Program to support non-profit organizations’ ability to purchase, build, renovate, or upgrade sports, recreational, and cultural community facilities. These projects support vibrant communities across the province and create opportunities for Albertans to engage with their communities.
•	Increasing affordable access to sport, physical activity, and recreation for Alberta youth and families through the Every Kid Can Play program, making recreation more accessible for children and youth from low-income families.

•	Allocating over $45 million over three years to refurbish and enhance outdoor recreational opportunities, natural features, and buildings on Crown lands. This includes building recreational trails on public land to encourage Albertans and visitors to get outside and enjoy Alberta’s more than 470 provincial parks and recreation areas.

•	Monitoring the structure and effectiveness of the Calgary and Edmonton Metropolitan Region Boards, to ensure coordinated regional decision-making, effective delivery of inter-municipal services, and value for tax dollars.

•	Creating welcoming communities for all Albertans through the Premier’s Council on Multiculturalism. Government is partnering with: ethnocultural communities and organizations to celebrate Alberta’s cultural diversity; the Anti-Racism Advisory Council, which provides advice to guide efforts on combatting racism and promotes more inclusive communities; and the Alberta Black Advisory Council, who provide government advice on addressing specific barriers and systemic challenges faced by the Black community.

24	Budget 2024 | 2024-27 Government of Alberta Strategic Plan

Performance indicators

EDUCATION

High School completion rate
Last Actual: In 2021-22, 88.6 per cent of students completed high school within five years of entering Grade 10. High school completion is an indicator of education system performance, job readiness and preparedness for further study. Data for 2022-23 will be available in June 2024.

Post-Secondary graduates employment rate
Last Actual: In 2022, 95 per cent of Alberta's post-secondary graduates in the labour force reported that they were employed approximately two years after graduation. Tracking employment rates of recent post-secondary graduates provides insights into whether Alberta's post-secondary education is supporting graduates to achieve labour market outcomes.

COMMUNITY SAFETY

Violent and property crime in urban and rural communities
Last Actual: In 2022, the violent crime rate was 1,532 per 100,000 population and the property crime rate was 5,004 per 100,000. This indicator measures the volume of crime, including all Criminal Code violations (except traffic) relative to population size.

Change in violent and non-violent crime indices
Last Actual: On a year-over-year basis, the violent crime severity index decreased by 3.21 per cent and the non-violent crime severity index increased by 4.32 per cent between 2021 and 2022. Tracking the year-over-year percentage change in the violent and non-violent crime severity indices provides an overall indicator on the amount and seriousness of police-reported crime.

Performance indicators

AFFORDABLE HOUSING

New Affordable Housing Units Rent Subsidies

Last Actual: In 2022-23, the ministry delivered 2,325 new affordable housing units and new rental subsidies to Albertans with low income. Government's 10-year Stronger Foundations strategy aims to support 25,000 more households by 2023-33 with affordable housing units or provide rental subsidies for low-income Albertans.

HEALTH

Annual number of surgeries provided

Last Actual: In 2022-23, 292,500 surgeries were performed in Alberta, an increase of 13,900 from 2021-22. This indicator is used to monitor growth in surgical capacity to keep pace with demand and reduce the length of time Albertans are waiting for scheduled surgeries through implementation of initiatives such as the Alberta Surgical Initiative.

Family physician and registered nurse practitioner workforce

Last Actual: In 2023, there were 5,523 practicing family physicians and 887 registered nurse practitioners at Alberta Health Services, which increased from the previous year (5,469 practicing family physicians in 2022 and 844 registered nurse practitioners).

Mental health and addiction-related emergency department visits with no physician or community provided mental health services in previous two years

Government is expanding access to recovery-oriented support services in the community to provide Albertans living with, or at risk of, addiction or mental health issues with options other than emergency departments to help improve health and quality of life outcomes. Both physician and community service data will be available for the 2023-24 fiscal year.